Appendix 1

To Certificate of Registration АВ-08263-04-19

   Dated March 4, 2019

“CHASIS”

(intestinal microflora stabilizer, for oral use)

Composition:

    1 ml of the product contains active ingredients (%):

    Wormwood extract                 —  7.0

    Amaranth extract                     — 1.0

    Inactive ingredients:               — 0.5

    mixture of salts in terms of the equivalent amount of ammonium chloride.

    Purified treated water.

Pharmaceutical form:

       Sterile opaque liquid of light straw greenish color. A slight sediment is possible, however, it does not reduce the product activity and disappears when shaken, with a distinctive odor, pH of -7.1 +\-0.03

Pharmacological properties:

        The “CHASIS” feed additive is an active substance consisting of alkaloids obtained by the extraction of medicinal plants, which is a source of natural phyto components that are absorbed by 95-98%. Unique properties of the formulation improve performance in monogastric animals and poultry.

        It normalizes the functioning of the gastrointestinal tract and microflora. It restores the optimal pH value in the gastrointestinal tract, increases body resistance to infections and toxin buildup, has anti-inflammatory, antiseptic and hepatoprotective properties. It has an antimicrobial effect on (Staphylococcus aureus; E.coli;Salmonella enteritidis; Salmonella pullorum gallinarun; Proteus vulgaris; Klebsiella pneumoniae; Pseudomonas aeruginosa; Campylobacter jejuni; Clostridium perfringens;Clostridium botulinum;Actinabacillus pleuropneumoniae; Bordetella bronchiseptica;Enterococcus hirae; Mycoplasma gallispticum ( MS/MM/MI);Treponema hyodysenteriae; Bacillus anthracis; Mycobacterium tuberculosis;, has a virucidal effect (DNA- and RNA-viruses - causative agents of Newcastle, Gumboro, Marek's, Teschen diseases, circovirus infection, infectious rhinotracheitis, avian influenza virus H7N1, avian influenza virus H5N1, egg production decline syndrome virus, etc.), eliminates feed losses and improves its digestibility, increases adsorption of amino acids. It reduces oviduct inflammation (for laying hens), has an anthelmintic effect. It prevents oxidation of fats, fatty acids and sterols that may contribute to toxicosis. It improves general health of poultry, enhances feed conversion, egg production. The “CHASIS” feed additive contains no genetically modified substances.

Application:

  The use of feed additives increases the performance and health of animals and poultry. The intestinal tract health plays an important role in this, as it is an important organ where the immunological protection of the body begins, and all nutrients are absorbed. Also, the gastrointestinal tract is a place where pathogens of infectious diseases (Clostridium sp, E.coli, Salmonella sp., etc.) proliferate. This ecosystem may be the weakest link in the immune system. Thus, the active ingredients of the feed additive are aimed at maintaining stable intestinal activity and function. It helps to control the action of numerous pathogens and stress factors. The use of FA “CHASIS” provides a more reliable effect of body protection. Active ingredients are absorbed and preserve reproduction and growth. The integrity of the intestinal barrier is preserved, the absorption of nutrients is improved. The negative effect caused by toxins, parasites, infectious agents is minimized.

The additive is used throughout the entire rearing period. It increases the efficiency of feeding and absorption of feed. It is used in the period of stress and prevention of infectious diseases, to optimize the absorption of nutrients, improves the adsorption of amino acids and reduces the number of mediators of inflammatory processes.

Dosage: FA “CHASIS” is used in livestock and poultry farming, by watering with drinking water at the rate of 150 ml to 400 ml of the product per 1,000 liters of drinking water, through a dispenser, within 7 days. It must be used in diluted form only.  The solution of the product must be prepared before use.

Contraindications: None.

Presentation form:   Polymeric containers with a volume of 1l, 5l, 10l. 20l, 200l.

Storage: In a dry dark place away from children at temperatures from 5 to 40°C.
Shelf life:36 months

Holder of the registration certificate:

LLC “IPAX-UKRAINE”, 01004,

. Kyiv, Velika Vasylkivska, bldg. 29/31, office 103;

Mobile: +38 (099) 00 45 111: +38 (068) 00 45 111 :

E-mail: ipaxukr@gmail.com

Producer: LLC “IPAX-UKRAINE”